TransAlta Corporation	Calgary, Alberta
Box 1900, Station "M"	T2P 2M1
110-12th Avenue S.W.	T (403) 267 7110

February 1, 2011

VIA SEDAR

To:	Alberta Securities Commission	Nova Scotia Securities Commission
	British Columbia Securities Commission	Prince Edward Island Securities Office
	Saskatchewan Financial Services Commission, Securities Division	Securities Commission of Newfoundland and Labrador
	The Manitoba Securities Commission	Register of Securities, Northwest Territories
	Ontario Securities Commission	Registrar of Securities, Nunavut
	Autorité des marchés financiers du Québec	Registrar of Securities, Yukon
New Brunswick Securities Commission

cc :	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via email)
The Canadian Depository for Securities Ltd. (via fax)

Re :	TransAlta Corporation
Notice of Annual Meeting of Shareholders and Notice of Record Date

We wish to confirm the following dates regarding the Annual Meeting of Shareholders:

DATE OF MEETING:	Thursday, April 28, 2011
RECORD DATE FOR NOTICE:	Tuesday, March 1, 2011
RECORD DATE FOR VOTING:	Tuesday, March 1, 2011
BENEFICIAL OWNERSHIP DETERMINATION DATE:	Tuesday, March 1, 2011
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common
SPECIAL MEETING:	No
MEETING LOCATION:	Calgary, Alberta

Yours truly,

Signed “Maryse St.-Laurent”

Maryse St.-Laurent

Vice-President and Corporate Secretary